News Release

Trading Symbols: TSX: SEA NYSE: SA	For Immediate Release March 25, 2020

Seabridge Gold Reports on its COVID-19 Response

Toronto, Canada... Seabridge Gold Inc. (TSX:SEA)(NYSE:SA) reported today on its response to the special challenges posed by COVID-19. The Company's first priority is the safety and well-being of its employees and contractors. As a result, Seabridge has taken steps to accentuate its operation as a virtual company by eliminating in-person meetings and business travel and encouraging work from home. We are also exploring having our annual meeting online so that more shareholders can attend while in the safety of their own homes.

Further responses to COVID-19 are as follows:

Updated NI-43-101 KSM Technical Report

Our most important work product this year is the completion of an updated NI-43-101 Technical Report on our 100%-owned KSM project located in British Columbia, Canada. This work should be completed in the next 30 to 45 days despite the impact of COVID-19. The updated Report is of great importance to us because it embraces a redesign of KSM that should enable us to capture the potential of the new higher-grade additions we have made to the Iron Cap resource. The redesign is expected to reduce the project's footprint while enhancing estimated metal production and improving capital and operating costs.

Planned 2020 Field Activities

This year's budget includes drill programs at our 100%-owned Iskut Project in British Columbia, Canada and at our 100%-owned Snowstorm project in Nevada, USA. We are evaluating whether or not it makes sense to proceed with these programs given the difficult operating requirements imposed by the virus and the need to protect our work crews. We expect to make decisions on these programs in May once we know more about the evolution of the virus and the impact of public health measures being taken to address it. Delaying these programs by a year would not impact our obligations or our land holdings but we remain hopeful that we can proceed this year since we think each of these targets is ripe for a new discovery. Ongoing compliance with our existing permits and regulatory authorizations will continue as required.

Seabridge Gold holds a 100% interest in several North American gold resource projects. The Company's principal assets are the KSM and Iskut properties located near Stewart, British Columbia, Canada and the Courageous Lake gold project located in Canada's Northwest Territories. For a breakdown of Seabridge's current mineral reserves and resources by project and category please visit the Company's website at http://www.seabridgegold.net/resources.php.

Neither the Toronto Stock Exchange, New York Stock Exchange, nor their Regulation Services Providers accepts responsibility for the adequacy or accuracy of this release.

All reserve and resource estimates reported by the Corporation were calculated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the U.S. Securities and Exchange Commission. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

This news release includes certain forward-looking statements or information. All statements other than statements of historical fact included in this release, including, without limitation, statements regarding: (i) the estimated date of completion of the updated KSM Technical Report; (ii) the potential for the new KSM Technical Report to reduce the KSM Project's footprint while enhancing estimated metal production, and improving capital and operating costs, and (iii) the potential for the Company's planned field programs to go ahead this year and the timing of that decision. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's plans or expectations include regulatory issues, discontinuity or otherwise unexpected geology at the Project, timeliness of government or regulatory approvals, onerous working regulations for protection against spread of the COVID-19 virus, and other risks detailed herein and from time to time in the filings made by the Company with securities regulators. The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise except as otherwise required by applicable securities legislation.

ON BEHALF OF THE BOARD

"Rudi Fronk"
Chairman and CEO

For further information please contact:

Rudi Fronk, Chairman and CEO

Tel: (416) 367-9292  •  Fax: (416) 367-2711

Email:  info@seabridgegold.net